Morgan Stanley Finance LLC	Free Writing Prospectus relating to Preliminary Pricing Supplement No. 1,267 Registration Statement Nos. 333-221595; 333-221595-01 Dated December 6, 2018 Filed pursuant to Rule 433

Structured Investments

Contingent Income Securities due December 27, 2033

All Payments on the Securities Based on the Worst Performing of the Russell 2000® Index and the S&P 500® Index

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary pricing supplement, prospectus supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Underlying indices:	Russell 2000® Index (the “RTY Index”) and S&P 500® Index (the “SPX Index”). For more information about the underlying indices, see the accompanying preliminary pricing supplement.
Aggregate principal amount:	$
Stated principal amount:	$1,000 per security
Pricing date:	December 21, 2018
Original issue date:	December 27, 2018 (3 business days after the pricing date)
Maturity date:	December 27, 2033
Quarterly coupon:

Years 1-5: On all coupon payment dates through December 2023, a fixed coupon at an annual rate of 6.50% (corresponding to approximately $16.25 per quarter per security) is paid quarterly.

Years 6-15: Beginning with the March 2024 coupon payment date, a contingent coupon at an annual rate of 6.50% (corresponding to approximately $16.25 per quarter per security) is paid quarterly but only if the closing value of each underlying index is at or above its respective coupon barrier level on the related observation date.

If, on any observation date in years 6-15, the closing value of either underlying index is less than the coupon barrier level for such index, we will pay no coupon for the applicable interest period. It is possible that one or both underlying indices will remain below the respective coupon barrier level(s) for extended periods of time or even throughout years 6-15 so that you will receive few or no contingent quarterly coupons during that period.

Payment at maturity:

If the final index value of each underlying index is greater than or equal to its respective downside threshold level: the stated principal amount, and, if the final index value of each underlying index is also greater than or equal to its respective coupon barrier level, the contingent quarterly coupon with respect to the final observation date.

If the final index value of either underlying index is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index. Under these circumstances, the payment at maturity will be less than 50% of the stated principal amount of the securities and could be zero.

Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $911.40 per security, or within $40.00 of that estimate. See “Investment Overview” in the accompanying preliminary pricing supplement.
Terms continued on the following page

Overview

The securities offered are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The securities have the terms described in the accompanying preliminary pricing supplement, prospectus supplement, index supplement and prospectus. The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest after the first 5 years. For the first 5 years, the securities will pay a fixed quarterly coupon at the rate specified below. Thereafter, the securities will pay a contingent quarterly coupon but only if the index closing value of each of the Russell 2000® Index and the S&P 500® Index on the related observation date is at or above 65% of its respective initial index value, which we refer to as the coupon barrier level. If the index closing value of either underlying index is less than the coupon barrier level for such index on any observation date after the first 5 years, we will pay no interest for the related interest period. At maturity, if the final index value of each underlying index is greater than or equal to 50% of the respective initial index value, which we refer to as the downside threshold level, the payment at maturity will be the stated principal amount, and, if the final index value of each underlying index is also greater than or equal to its respective coupon barrier level, the related contingent quarterly coupon. If, however, the final index value of either underlying index is less than its downside threshold level, investors will be exposed to the decline in the worst performing underlying index on a 1-to-1 basis and will receive a payment at maturity that is less than 50% of the stated principal amount of the securities and could be zero. Accordingly, investors in the securities must be willing to accept the risk of losing their entire initial investment based on the performance of either index and also the risk of not receiving any contingent quarterly coupons after the first 5 years. Because payments on the securities are based on the worst performing of the underlying indices, a decline beyond the respective coupon barrier level and/or respective downside threshold level, as applicable, of either underlying index will result in few or no contingent quarterly coupons after the first 5 years and/or a significant loss of your investment, as applicable, even if the other underlying index has appreciated or has not declined as much. Investors will not participate in any appreciation in either underlying index. These long-dated securities are for investors who are willing to risk their principal and seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving no quarterly interest after the first 5 years if either underlying index closes below the coupon barrier level for such index on the observation dates. The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary pricing supplement.

You should read this document together with the accompanying preliminary pricing supplement, prospectus supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary pricing supplement through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010318014381/dp99397_424b2-ps1267.htm

Terms continued from previous page:

Coupon barrier level:	With respect to the RTY Index: 65% of its initial index value With respect to the SPX Index: 65% of its initial index value
Downside threshold level:	With respect to the RTY Index: 50% of its initial index value With respect to the SPX Index: 50% of its initial index value
Initial index value:	With respect to the RTY Index: its index closing value on the pricing date With respect to the SPX Index: its index closing value on the pricing date
Final index value:	With respect to each index, the respective index closing value on the final observation date
Worst performing underlying index:	The underlying index with the larger percentage decrease from the respective initial index value to the respective final index value
Index performance factor:	Final index value divided by the initial index value
Coupon payment dates:	Quarterly, as set forth under “Observation Dates and Coupon Payment Dates” in the accompanying preliminary pricing supplement. If any such day is not a business day, that contingent quarterly coupon, if any, will be paid on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day. The contingent quarterly coupon, if any, with respect to the final observation date shall be paid on the maturity date.
Observation dates:	Quarterly, beginning on March 21, 2024, as set forth under “Observation Dates and Coupon Payment Dates” in the accompanying preliminary pricing supplement, subject to postponement for non-index business days and certain market disruption events. We also refer to December 21, 2033 as the final observation date.
CUSIP / ISIN:	61768DSY2 / US61768DSY21
Listing:	The securities will not be listed on any securities exchange.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not guarantee the return of any principal.

•	After the first 5 years, the securities do not provide for regular interest payments.

•	You are exposed to the price risk of both underlying indices, with respect to both the contingent quarterly coupons after the first 5 years, if any, and the payment at maturity, if any.

•	Because the securities are linked to the performance of the worst performing underlying index, you are exposed to greater risks of receiving no contingent quarterly coupons and sustaining a significant loss on your investment than if the securities were linked to just one index.

•	The contingent quarterly coupon, if any, is based only on the value of each underlying index on the related quarterly observation date at the end of the related interest period.

•	Investors will not participate in any appreciation in either underlying index.

•	The securities are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	Not equivalent to investing in the underlying indices.

•	The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 15-year term of the securities.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Adjustments to the underlying indices could adversely affect the value of the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to determine whether a contingent quarterly coupon is paid with respect to an observation date and how to calculate the payment at maturity. The following examples are for illustrative purposes only. For the first 5 years, you will receive a fixed quarterly coupon at a rate of 6.50% per annum regardless of the performance of the underlying indices. Whether you receive a contingent quarterly coupon after the first 5 years will be determined by reference to the index closing value of each underlying index on each quarterly observation date, and the amount you will receive at maturity, if any, will be determined by reference to the final index value of each underlying index on the final observation date. The actual initial index value, coupon barrier level and downside threshold level for each underlying index will be determined on the pricing date. All payments on the securities, if any, are subject to our credit risk. The below examples are based on the following terms:

Quarterly Coupon:

Years 1-5: On all coupon payment dates through December 2023, a fixed coupon at an annual rate of 6.50% (corresponding to approximately $16.25 per quarter per security) is paid quarterly.

Years 6-15: Beginning with the March 2024 coupon payment date, a contingent coupon at an annual rate of 6.50% (corresponding to approximately $16.25 per quarter per security) is paid quarterly but only if the closing value of each underlying index is at or above its respective coupon barrier level on the related observation date.*

If, on any observation date in years 6-15, the closing value of either underlying index is less than the coupon barrier level for such index, we will pay no coupon for the applicable interest period. It is possible that one or both underlying indices will remain below the respective coupon barrier level(s) for extended periods of time or even throughout years 6-15 so that you will receive few or no contingent quarterly coupons during that period.

Payment at Maturity:

If the final index value of each underlying index is greater than or equal to its respective downside threshold level: the stated principal amount, and, if the final index value of each underlying index is also greater than or equal to its respective coupon barrier level, the contingent quarterly coupon with respect to the final observation date.

If the final index value of either underlying index is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index. Under these circumstances, the payment at maturity will be less than 50% of the stated principal amount of the securities and could be zero.

Stated Principal Amount:	$1,000
Hypothetical Initial Index Value:	With respect to the RTY Index: 1,650 With respect to the SPX Index: 2,800
Hypothetical Coupon Barrier Level:

With respect to the RTY Index: 1,072.50, which is 65% of the hypothetical initial index value for such index

With respect to the SPX Index: 1,820, which is 65% of the hypothetical initial index value for such index

Hypothetical Downside Threshold Level:

With respect to the RTY Index: 825, which is 50% of the hypothetical initial index value for such index

With respect to the SPX Index: 1,400, which is 50% of the hypothetical initial index value for such index

* The actual quarterly coupon will be an amount determined by the calculation agent based on the number of days in the applicable payment period, calculated on a 30/360 basis. The hypothetical quarterly coupon of $16.25 is used in these examples for ease of analysis.

How to determine whether a contingent quarterly coupon is payable with respect to an observation date during years 6-15:

	Index Closing Value		Contingent Quarterly Coupon
	RTY Index	SPX Index
Hypothetical Observation Date 1	1,100 (at or above coupon barrier level)	1,900 (at or above coupon barrier level)	$16.25
Hypothetical Observation Date 2	1,200 (at or above coupon barrier level)	1,000 (below coupon barrier level)	$0
Hypothetical Observation Date 3	500 (below coupon barrier level)	2,000 (at or above coupon barrier level)	$0
Hypothetical Observation Date 4	500 (below coupon barrier level)	1,100 (below coupon barrier level)	$0

On hypothetical observation date 1, both the RTY Index and SPX Index close at or above their respective coupon barrier levels. Therefore a contingent quarterly coupon of $16.25 is paid on the relevant coupon payment date.

On each of the hypothetical observation dates 2 and 3, one underlying index closes at or above its coupon barrier level but the other underlying index closes below its coupon barrier level. Therefore, no contingent quarterly coupon is paid on the relevant coupon payment date.

On hypothetical observation date 4, each underlying index closes below its respective coupon barrier level and accordingly no contingent quarterly coupon is paid on the relevant coupon payment date.

Beginning after 5 years, you will not receive a contingent quarterly coupon on any coupon payment date if the closing value of either underlying index is below its respective coupon barrier level on the related observation date.

How to calculate the payment at maturity:

	Final Index Value		Payment at Maturity
	RTY Index	SPX Index
Example 1:	2,000 (at or above the downside threshold level and coupon barrier level)	3,000 (at or above the downside threshold level and coupon barrier level)	$1,016.25 (the stated principal amount plus the contingent quarterly coupon with respect to the final observation date)
Example 2:	900 (at or above the downside threshold level but below the coupon barrier level)	1,950 (at or above the downside threshold level and coupon barrier level)	$1,000 (the stated principal amount)
Example 3:	1,150 (at or above the downside threshold level)	1,120 (below the downside threshold level)	$1,000 x index performance factor of the worst performing underlying = $1,000 x (1,120 / 2,800) = $400
Example 4:	660 (below the downside threshold level)	1,800 (at or above the downside threshold level)	$1,000 x (660/ 1,650) = $400
Example 5:	412.50 (below the downside threshold level)	1,120 (below the downside threshold level)	$1,000 x (412.50 / 1,650) = $250
Example 6:	660 (below the downside threshold level)	840 (below the downside threshold level)	$1,000 x (840 / 2,800) = $300

In example 1, the final index values of both the RTY Index and SPX Index are at or above their downside threshold levels and coupon barrier levels. Therefore, investors receive at maturity the stated principal amount of the securities and the contingent quarterly coupon with respect to the final observation date. Investors do not participate in any appreciation of either underlying index.

In example 2, the final index values of both the RTY Index and the SPX Index are at or above their downside threshold levels. However, the final index value of the RTY Index is below its coupon barrier level. Therefore, investors receive at maturity the stated principal amount of the securities but do not receive the contingent quarterly coupon with respect to the final observation date.

In examples 3 and 4, the final index value of one underlying index is at or above its downside threshold level but the final index value of the other underlying index is below its downside threshold level. Therefore, investors are exposed to the downside performance of the worst performing underlying index at maturity and receive at maturity an amount equal to the stated principal amount times the index performance factor of the worst performing underlying index.

Similarly, in examples 5 and 6, the final index value of each underlying index is below its respective downside threshold level, and investors receive at maturity an amount equal to the stated principal amount times the index performance factor of the worst performing underlying index. In example 5, the RTY Index has declined 75% from its initial index value to its final index value, while the SPX Index has declined 60% from its initial index value to its final index value. Therefore, the payment at maturity equals the stated principal amount times the index performance factor of the RTY Index, which is the worst performing underlying index in this example. In example 6, the RTY Index has declined 60% from its initial index value, while the SPX Index has declined 70% from its initial index value to its final index value. Therefore the payment at maturity equals the stated principal amount times the index performance factor of the SPX Index, which is the worst performing underlying index in this example.

If the final index value of EITHER underlying index is below its respective downside threshold level, you will be exposed to the downside performance of the worst performing underlying index at maturity, and your payment at maturity will be less than $500 per security and could be zero.

Russell 2000® Index Historical Performance

The following graph sets forth the daily index closing values of the Russell 2000® Index for each quarter in the period from January 1, 2013 through November 27, 2018. You should not take the historical values of the Russell 2000® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the Russell 2000® Index on the valuation date.

Russell 2000® Index Daily Index Closing Values January 1, 2013 to November 27, 2018

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2013 through November 27, 2018. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Index Closing Values January 1, 2013 to November 27, 2018